Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
July 14, 2003

Extendicare Announces Second Quarter News Release and Conference Call Dates

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. will release its 2003 second quarter financial results after the close of markets on Monday, August 11, 2003. The Company will hold a conference call on Tuesday, August 12, 2003 at 10:00 a.m. (EDST) to discuss its results for the second quarter.

The toll-free number for the call is 1-800-273-9672. Local callers please dial 416-695-5806.

For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call on August 12, 2003 until midnight on August 26, 2003. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 1446702. An archived recording of the call will also be available on Extendicare’s Website www.extendicare.com.

Scheduled speakers for the Company on the conference call include: Mel Rhinelander, President and Chief Executive Officer; Mark Durishan, Vice-President, Finance and Chief Financial Officer; and Philip Small, Senior Vice-President, Strategic Planning and Investor Relations.

Extendicare, through its subsidiaries, operates 279 long-term care facilities across North America, with capacity for 29,400 residents. The Company employs 36,400 people in the United States and Canada. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy, while home health care services are provided in Canada.

For further information, contact:

Jillian Fountain
Corporate Secretary
Telephone: (905) 470-5534
Fax: (905) 470-4003

Visit Extendicare’s Website @ www.extendicare.com